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                               December 17, 1999

Mr. Laurence Anderson
President -- Showpower, Inc.

Dear Laurence:

     Upon closing of the tender offer for the shares of Showpower, Inc., GE Energy Systems Rentals is pleased to offer you the position of Vice
President -- Fleet Operations reporting to me. This position is in the Executive Band at GE and will provide for the following:

          1. You will receive an annual salary of One Hundred Fifty Thousand Dollars ($150,000). You shall be entitled to a guaranteed bonus of $60,000 for year 1 of your employment. In the event of any termination, you shall be entitled to the bonus pro-rated through the date of termination. GE agrees that Showpower, Inc., prior to December 27, 1999, shall be entitled to pay you a bonus for fiscal 1999 in the amount $106,832.90 based on free cash flow of $3,204,987. The payment of this amount shall not be taken into account when determining whether Showpower has satisfied any financial benchmarks for purposes of the subject acquisition.

          2. You will also be eligible for GE Energy Rentals' comprehensive benefits plans. You will receive options for 1,000 shares of GE stock upon completion of the acquisition and another 1,000 shares on the first anniversary of your employment with GE. These options are consistent with those offered to other GE employees from time to time. In addition, you will be allowed to participate in the compensation deferral programs.

          3. Effective upon the closing of the tender offer for the shares of Showpower, Inc., the amount of $133,338 (and any applicable interest or fees associated with this amount) owed by you to Showpower, Inc. will be forgiven.

          4. Effective upon the closing of the tender offer for the shares of Showpower, Inc., this agreement replaces and supercedes any previous employment agreements between Showpower and yourself.

          5. You will agree to be bound by the terms of the Indemnification Agreement, including the Noncompetition clause and No-Hire Covenants (Attachment B).

          6. During your employment, GE agrees that these offered duties and responsibilities will not be substantially diminished in any way except for Cause.

          7. GE may terminate your employment without cause at any time and for any or no reason provided, however, that in the event that GE terminated your employment without Cause (as defined on Attachment A hereto), (a) GE will pay or provide you (i) all sums to which you are entitled under this agreement up to and including the date of termination of your employment,
     (ii) immediately upon such termination a severance payment in the amount of Seventy Five Thousand Dollars ($75,000), and (iii) all benefits to which you are entitled up to and including the date of termination of your employment and any benefits to which you are entitled following such termination pursuant to applicable law or the terms of the benefit plans themselves, and (b) the Noncompete shall immediately cease and be of no further force and effect. In the event of your voluntary resignation or if the Company terminates you for Cause, (a) GE Will pay or provide you (i) all sums to which you are entitled under this agreement up to and including the date of termination of your employment, and (ii) all benefits to which you are entitled up to and including the date of termination of your employment and any benefits to which you are entitled following such termination pursuant to applicable law or the terms of the benefit plans themselves, and (c) the Noncompete shall remain in full force and effect in accordance with its terms and there shall be no severance payment.

          8. You will be reimbursed for your expenses incurred in the conduct of GE business in accordance with GE's written policies.

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          9. You shall be entitled to one month's vacation per year.

          10. This agreement shall be governed by the internal laws of the State of Georgia. The prevailing party in any dispute under this agreement shall be entitled to reasonable attorney's fees and expenses.

          11. As agreed, you will transfer to GE Energy Rentals' Headquarters in Schenectady, New York and receive a full relocation package.

     This offer is contingent upon certain conditions described in the enclosed "Acknowledgment -- Conditions of Employment," which you need to sign and return using the instructions on the form. As one of the requirements is a drug screen test, we ask you to make arrangements for your drug screen with within 24 hours of acceptance of this offer per the attached Candidate Drug Screen Instruction. The drug screen process must be completed prior to your first day of work.

     Upon your acceptance, we would appreciate you signing and returning a fax copy to my attention at 404-572-5174. Also, please read through the additional material enclosed and complete/sign off on:

     - Acknowledgment Conditions of Employment

     - Integrity Forms ("Spirit & Letter document)

     - Employee Innovation and Propriety Information Agreement (FN348-C)

     - Employment Application

     Laurence, this is a great opportunity to join the world's leaders in the power industry and to enhance your career growth in a key leadership position. We look forward to the contribution you can make in helping us execute an aggressive growth strategy for this business.

                                          Sincerely,

                                          /s/ MARTIN A. MOORE

                                          Martin A. Moore

Attachments

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CONFIRMATION OF ACCEPTANCE

     I hereby accept the offer of employment with GE Energy Services based on the conditions outlined in this letter.

/s/ LAURENCE ANDERSON
------------------------------------------        ------------------------------------------
Signature                                         Date

LAURENCE ANDERSON
------------------------------------------        ------------------------------------------
Print Name                                        SSN#

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                                  ATTACHMENT A

                             DEFINITION OF "CAUSE"

     Termination for Cause. The term "Cause" means: (i) Executive is convicted of, pleads guilty to (including a plea of nolo contendere), or confesses to any felony or any act of fraud, misappropriation, or embezzlement; (ii) Executive engages in any other conduct involving dishonesty, illegality, or moral turpitude that is materially detrimental or injurious to the business interests, reputation or goodwill of the GE or its affiliates; (iii) Executive's willful failure or gross negligence in the performance of his duties and responsibilities for the Company; (iv) any failure by Executive to comply in any material respect with the terms of this Agreement or any policies or directives of GE; or (v) Executive's disregard of a direct, reasonable order of any other officer or employee of GE in a senior position relative to Executives, the substance of which is permitted by law. With regard to subsections (iii), (iv) and (v), GE shall give Executive written notice of a violation of each of subsections (iii), (iv) and (v); provided that no notice need be sent if Executive has previously committed a similar violation. GE may terminate Executive's employment for Cause if he fails to correct such violation within thirty (30) days after receiving notice. GE may terminate this Agreement and Executive's employment for Cause immediately upon the occurrence of a violation by Executive similar to a previous violation of subsections (iii), (iv) or (v) committed by Executive. Cause shall in all cases be determined solely by GE in good faith.

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